

Escobal - A World-Class Silver Mine

November 2014

Tahoe
RESOURCES INC

New Leader in Silver

TSX THO
NYSE TAHO
Toronto Stock Exchange
New York Stock Exchange

Safe Harbour Disclaimer

Cautionary Language on Forward Looking Information

This presentation contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). In particular, this presentation describes potential future events related to (i) our 2014 goals, (ii) 2014 outlook related to production, cost per silver ounce, capital expenditures, corporate general and administration expenses and exploration expenses, (iii) estimated production over the life of the Escobal Mine, (iv) estimates of royalties and taxes paid in Guatemala, and (iv) estimated mill recoveries, smelter payables and concentrate details over the first ten years of mine life. Forward-looking information is based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe's ability to implement operational improvements at the Escobal mine, Tahoe's ability to carry on exploration and development activities, the timely receipt of required approvals, the price of silver and other metals, costs of development and production, Tahoe's ability to operate in a safe and effective manner, and its ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Tahoe's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company's control. These include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, civil unrest, the timing and possible outcome of pending litigation, cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe's business, investors should review Tahoe's current Annual Information Form available at www.sedar.com.

Revised November 2014

Tahoe 2014 Goals

- Operate Escobal mine to world standards
- Produce 18 - 21 moz silver at AISC less than $10/oz
- Complete feasibility and 2P reserves
- Restructure or pay down $75M short term debt facility
- Establish dividend policy
- Deliver long-term shareholder value





Doing Business in Guatemala

- ✓ Resource-rich country
- ✓ Stable tax regime
- ✓ Business friendly government
- ✓ Conservative leadership
- ✓ Strong local community support
- ✓ Modern infrastructure-easily accessible



Guatemala
Guatemala City
Guatemala City
Cunén
Pamoca
Jalapa
San Jose
Mataquescuintla
Miramundo
San Rafael
ESCOBAL MINE
Fraijanes
Casillas
Santa Rosa

World's Largest Silver Mines



Estimated Annual Production (moz)
Cannington (1)
Fresnillo
Escobal (2015+)(1)
Dukat (2)
Saucito
Uchucchacua
Pirquitas
Palmarejo
Pallancata
Greens Creek
Gümüsköy (3)
San José
San Bartolomé
Imiter (3)
Alamo Dorado
Arcata
La Colorada
29.1
22.8
20.0
18.3
11.6
11.4
8.2
7.6
7.6
7.4
6.4
6.4
5.9
5.5
5.1
5.0
4.6
Common Features
High grade, strong by-product credits,
large tonnage and excellent infrastructure

Source: Company disclosures, the Silver Institute, shown on a calendar year basis

1. Reported or forecast metal in concentrate. Escobal estimate from Feasibility.Study 2014.
2. Including Gotsovoye
3. Estimate

Lowest Cost Silver Producer – 2015 Estimates


$25
$20
$15
$10
$5
$0
$US per ounce
THO
FRES
AUN
HOC
PAAS
SSRI
SVM
FVI
FR
EDR
HL
CDE
Cash Costs
AISC
AT AIC

Source: Data taken from BMO Global Mining Research - Silver Sector Oct. 21, 2014

Note: AISC= All-in sustaining cost as defined by the World Gold Council.
AT AIC=After tax, all-in cost as defined BMO Capital Markets

2014 Mill Ramp-up



4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Average Tonnes per Day
2,873
3,031
3,217
3,275
3,277
3,709
3,788
3,532
3,813
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sept.
3500 TPD design

Estimated Monthly Production Value



$45,000,000
$40,000,000
$35,000,000
$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sept.
NSR Lead Concentrate
NSR Zinc Concentrate
All in Cash Cost Tahoe

Note: NSR of concentrates are based on monthly average LME gold and silver spot prices, $0.95/lb Pb, $0.90/lb Zn

2014 Cash Flow (before working capital adjustments)


$70
$60
$50
$40
$30
$20
$10
$0
$US millions
1st Qtr.
2nd Qtr.
3rd. Qtr.

Operating Costs (per tonne)

	2014 Budget	Q1	Q2	Q3
Mine Operations	$38.15	$41.55	$45.60	$41.49
Process Operations	$34.51	$28.53	$32.67	$30.36
Site General & Admin	$18.42	$22.94	$22.64	$21.38
Total	**$91.08**	**$93.02**	**$100.91**	**$93.23**



2014 Results through Q3

	Q1	Q2	Q3
Mill Throughput Average (tpd)	3,041	3,419	3,813
Silver Production (moz)	4.1	5.8	5.2
Silver Grade (grams per tonne)	551	657	547
Total Cash Cost per oz*	$6.68	$5.65	$7.02
All-in Sustaining Cost per oz*	$10.25	$8.04	$9.62
EPS	$0.17	$0.25	$0.13
CFPS (before working capital changes)	$0.31	$0.40	$0.31

*See notes 1-3 in Appendix.

2014 Outlook

	2014 Guidance
Silver Production	18 to 21 moz
Costs per silver ounce ($/oz)*	
Total cash cost (net of by-product credit)	$5.65 - $6.25
All-in sustaining cost (net of by-product credit)	$8.85 - $9.85
Sustaining & 4500 tpd expansion capital	$40 - 45 million
Corporate G&A (excludes $7.8 million non-cash)	$25 - 30 million
Exploration	$ 5 - 10 million

*See notes 1-3 in Appendix.

Resource Growth – Silver Ounces



Measured and Indicated Resource Silver Ounces (M)
500
450
400
350
300
250
200
150
100
50
0
50% increase
18 % increase
2010
2012
2014

Source: Escobal Preliminary Economic Assessment 2010, Escobal Preliminary Economic Assessment 2012, Escobal Feasibility Study 2014.

Feasibility– Mineral Resources & Reserves



El 1600
El 1200
El 800
El 400
El 0
El 1600
El 1200
El 800
El 400
808200 mE
805400 mE
805800 mE
806200 mE
806600 mE
807000 mE
807400 mE
807800 mE
MEASURED
INDICATED
INFERRED
PROBABLE/PROVEN BOUNDARY

Central Zone Development in 2014


Looking South/Southwest
East Portal
Primary Ventilation Shaft
West Portal
East Zone
1340 level
1315 level
1290 level
1265 level
1190 level
1215 level

Feasibility – Estimated Life of Mine Production



30,000
25,000
20,000
15,000
10,000
5,000
0
Silver ounces in concentrate (thousands)
600
550
500
450
400
350
300
250
200
150
100
50
-
Silver Mill Feed Grade (g/t)
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
Silver Ozs
Byproduct Eq. Ozs
Silver Grade

2014 Includes H1 Actual Production + H2 Forecasted Production

Source: Escobal Feasibility Study 2014, by M3 Engineering/Tucson, Arizona. Based on Ag $18.00, Au $1,300, Pb $0.95, Zn $0.90.

Packaging Concentrate for Shipping



Escobal Mine



Tahoe RESOURCES INC

Growing a Mining Culture in Guatemala


Shareholders
Employees
Communities
Tahoe
RESOURCES INC



Committed To Our Communities

- Economic development
- Sustainable programs
- Community partnerships
- Open communications
- Environmental excellence
- Healthy and safe workplace
- Ethical conduct
- Respect for human rights


ECONÓMICO
AMBIENTAL
Minera San Rafael
SOCIAL
SOSTENIBILIDAD





Positive Contributions In Guatemala

- **$42** of every $100 in Escobal revenue stays in Guatemala
- **+96%** of 850 Escobal employees are Guatemalan
- Annual wages & salaries average **$17.1 million**
- Royalties/taxes exceed **$50 million** per year
- Goods/services exceed **$25 million** annually
- **+150** new businesses in region



Tahoe Capital Structure – Sept. 30, 2014

$78.9M
Cash & Cash Equivalents

~$50M
Debt

TSX THO
NYSE TAHO
Toronto Stock Exchange
New York Stock Exchange

Total Shares Outstanding	147.5 million
Fully Diluted	149.4 million
Avg. Trading Vol. (3 mos, THO & TAHO)	~376,000 shares/day
Share Price	CAD $22.79
Market Capitalization	$3.3 billion
Enterprise Value	$3.3 billion
Largest Shareholder	Goldcorp ~40%
Tahoe Management & Board	~4 %

Why Tahoe?


ESCOBAL
HIGH GRADE
RESPONSIBLE
MANAGEMENT
STRONG
BALANCE SHEET
GEOLOGIC
GROWTH
FOCUSED
COMPANY
DIVIDEND
POTENTIAL

Focused on Delivering Long-Term Shareholder Value



Endnotes & Appendices

Tahoe Resources Investor Relations
investors@tahoeresourcesinc.com
775.448.5807

QP & Technical Disclosures

Qualified Person Statement

This presentation has been reviewed and approved by Tahoe's Technical Services Vice President Charles Muerhoff, a Qualified Person as defined by National Instrument 43-101.

Data Verification

Detailed descriptions, results and analysis of Tahoe's drilling, sampling and analytical procedures, Qa/Qc programs, and resource and reserve estimation methodology can be found in Escobal Mine Guatemala 43-101 Feasibility Study, November 5, 2014 (Feasibility Study), authored by M3 Engineering & Technology Corporation (M3), on Tahoe's website www.tahoeresourcinesinc.com and on SEDAR.

Endnotes

1. References in this presentation to the Escobal Feasibility Study 2014 are to the technical report entitled "NI 43-101 Feasibility, Study Southeastern Guatemala", dated November 5, 2014 and prepared by M3.

2. **Non-GAAP Financial Measures:** The Company has included certain non-GAAP financial measures throughout this document which include total cash costs, total production costs and all-in sustaining costs per silver ounce ("all-in sustaining costs"). These measures are not defined under IFRS and should not be considered in isolation. The Company's primary business is silver production with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company's revenue and is therefore considered "by-product". The Company believes these measures will provide investors and analysts with useful information about the Company's underlying cash costs of operations, the impact of by-product credits on the Company's cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

Total cash costs and total production costs: The Company reports total cash costs and total production costs on a silver ounces produced basis. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute ("the Institute"). The Institute is a nonprofit international association with membership from across the silver industry. The Institute serves as the industry's voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of production by precious metal mining companies. Total cash costs and total production costs are divided by the number of silver ounces contained in concentrate to calculate per ounce figures. When deriving the production costs associated with an ounce of silver, the Company deducts by-product credits from gold, lead and zinc sales which are incidental to producing silver.

All-in sustaining costs: The Company has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a silver mining company's operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council, the market development organization for the gold industry. The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements. All-in sustaining costs include total cash costs incurred at the Company's mining operation, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this non-GAAP measure represents the total costs of producing silver from its operation, and provides additional information of the Company's operational performance and ability to generate cash flows to support future capital investments and to sustain future production.

These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.

Endnotes Page 2

3. **Additional GAAP measures:** The Company has disclosed additional GAAP measures which include mine operating earnings, earnings (loss) from operations and cash generated by operating activities before changes in working capital. Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Mine operating earnings: Mine operating earnings represent the difference between revenues and operating costs which include royalties and depreciation and depletion. Management believes that this presentation provides useful information to investors to evaluate the Company's mine operating performance and to assess the Company's ability to generate operating cash flow.

Earnings (loss) from operations: Earnings (loss) from operations represent the difference between mine operating earnings and other operating expenses which include Escobal project expenses, other exploration expenses and general and administrative expenses. Management believes that this presentation provides useful information to investors to evaluate the Company's mine operating performance when also taking into account certain costs not directly associated with production.

Cash generated by operating activities before changes in working capital: Cash generated by operating activities before changes in working capital represents the cash flows generated by operating activities after adjusting for interest expense, income tax expense and financing fees as well as items not involving cash. Management believes that this presentation provides useful information to investors to evaluate the Company's ability to generate cash flows from its mining operation.

The additional GAAP measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other reporting issuers.

4. **BMO Reference:** The information presented on the slide entitled "Lowest Cost Silver Producer – 2015 Estimates" has been prepared using data and estimates from "BMO Capital Markets Global Mining Research - Silver Sector", dated October 21, 2014. Please note that any opinions, estimates or forecasts regarding Tahoe Resources' performance, or the performance of its competitors, made by BMO Capital Markets is its alone and do not represent opinions, estimates, forecasts or predictions of Tahoe Resources or its management. Tahoe Resources does not by its reference above or distribution imply its endorsement of or concurrence with such information, conclusions or recommendations.

Non-GAAP Measures

4. Total cash cost and total production cost example calculation

Total cash costs and total production costs ($000's)	Three months ended September 30, 2014	Nine months ended September 30, 2014
Production costs	$ 34,871	$ 97,783
Add/(subtract)		
Change in product inventory	(720)	(1,406)
Royalties	6,359	16,832
Treatment and refining charges	8,918	24,688
Total cash costs before by-product credits [1]	49,428	137,897
Less gold credit	(2,593)	(8,810)
Less zinc credit	(5,735)	(17,063)
Less lead credit	(4,829)	(15,449)
Total cash costs net of by-product credits	$ 36,271	$ 96,575
Add/(subtract)		
Depreciation and depletion	12,167	33,713
Total production costs net of by-product credits	48,438	130,289
Silver ounces produced in concentrate (000's)	5,164	15,074
Total cash costs per ounce before by-product credits	$ 9.57	$ 9.15
Total cash costs per ounce net of by-product credits	$ 7.02	$ 6.41
Total production costs per ounce net of by-product credits	$ 9.38	$ 8.64

[1] By-product credits have been calculated based on average realized price (provisional, net of treatment and refining charges) and metal sales during the three months ended September 30, 2014:

Metal	Quantity		Price	Value (000's)	Per ounce silver
Gold	2,240	ounces	$ 1,158	$ 2,593	$ 0.50
Zinc	2,265	tonnes	$ 2,532	$ 5,735	$ 1.11
Lead	2,257	tonnes	$ 2,140	$ 4,829	$ 0.94

And nine months ended September 30, 2014:

Metal	Quantity		Price	Value (000's)	Per ounce silver
Gold	6,890	ounces	$ 1,279	$ 8,810	$ 0.58
Zinc	7,562	tonnes	$ 2,256	$ 17,063	$ 1.13
Lead	7,347	tonnes	$ 2,103	$ 15,449	$ 1.02

Non-GAAP Measures

4 (cont'd). All-in sustaining cost example calculation

All-in sustaining costs ($000's)	Three months ended September 30, 2014		Nine months ended September 30, 2014	
Total cash costs net of by-product credits	$	36,271	$	96,575
Sustaining capital [1]		5,182		12,482
Exploration		471		3,000
Reclamation cost accretion		88		133
General and administrative expenses		7,657		26,096
All-in sustaining costs	$	49,669	$	138,286
Silver ounces produced in concentrate (000's)		5,164		15,074
All-in sustaining cost per ounce produced net of by-product credi	$	9.62	$	9.17

[1] Sustaining capital includes underground development and surface sustaining capital expenditures. See reconciliation of capital in Escobal Operations section.

2014 Silver Production



2,500
2,000
1,500
1,000
500
0
Ag ounces produced (000's)
800
700
600
500
400
300
200
100
0
Mill feed grade g/t
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sept.
Ag ounces produced (000's)
Silver grade g/t
Avg. Silver grade g/t

Feasibility – Mineral Resources and Reserves

2014 Escobal Resources (130 AgEq g/t Cutoff Grade)

Class	Tonnes (M)	Ag g/t	Au g/t	Pb %	Zn %	Ag Moz	Au koz	Pb ktonnes	Zn ktonnes
Measured	6.5	511	0.40	0.91	1.59	107	85	59	104
Indicated	32.5	313	0.32	0.68	1.12	327	333	221	364
Meas+Ind	**39.0**	**346**	**0.33**	**0.72**	**1.20**	**434**	**418**	**281**	**467**
Inferred	1.4	224	1.24	0.25	0.47	9	50	3	6

2014 Escobal Reserves

Reserves are inclusive of Resources

Classification	Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (Moz)	Gold (koz)	Lead (kt)	Zinc (kt)
Proven Reserves	6.0	457	0.37	0.86	1.51	87.8	70.8	51.7	90.2
Probable Reserves	25.4	321	0.32	0.71	1.14	262.7	265.2	180.4	291.3
Total Proven & Probable Reserves	31.4	347	0.33	0.74	1.21	350.5	335.6	232.1	381.6

Notes: Resources effective date January 23, 2014. Metals prices: $22.00/oz Ag, $1325/oz Au, $1.00/lb Pb, $0.95/lb Zn
Reserves effective date July 1, 2014. Metals prices: $22.50/oz Ag, $1300/oz Au, $0.95/lb Pb, $0.90/lb Zn
Source: Escobal Feasibility Study November 5, 2014, by M3 Engineering/Tucson, Arizona.

High Grade + Wide Vein = Low Cost


VEIN TO BE MINED
MINED
PLACED FILL
FOOTWALL DRIVE
3rd LEVEL
10m STOPE
WIDTH
2nd LEVEL STOPES
FOOTWALL DRIVE
2nd LEVEL
1st LEVEL STOPES
FOOTWALL DRIVE
1st LEVEL

Transverse Longhole Mining


VEIN TO BE MINED
MINED
PLACED FILL
ACCESS FROM
DECLINE

Longitudinal Longhole Mining

Escobal Long Section – Exploration Upside


?
Scale
500m
Explanation
Previously reported drillholes
Drillholes reported in this Press Release
(DH: meters (true) / AgEq (g/t))
AgEq = Silver Equivalent grade
($25/oz Ag, $1300/oz Au, $0.95/lb Pb, $0.90/lb Zn)
Includes drilling through E12-395
May 2012 PA Resource:
Indicated Resource
Inferred Resource
Mineral Potential

Viewed Towards North

Regional Concessions


Exploration Concessions - Granted
Exploration Concessions - Pending
Exploration Concession - New Applications
Recon Concessions - Pending
Exploitation Concession - Granted
Guatemala City
San Jose Pinula
Jalapa
Monjas
Nueva Santa Rosa
Cuilapa
Jutiapa
ANDRES
SOLEDAD
GRANADA
Mataquescuintla
MELISA
CIPRESES
Escobal
EL OLIVO
LUCERO
VALENCIA
NACIMIENTO
JUAN BOSCO
PUENTE QUEBRADO
CRISTINA
PAJARITA
EL SILENCIO
TERESA
GUATEMALA EXPLORATION
Concession Map
10 Km
June 2013

Escobal Feasibility: Metallurgical Recoveries

	Lead Concentrate	Zinc Concentrate
Mill Recoveries		
Silver	83.0%	2.9%
Gold	58.4%	2.6%
Lead	88.6%	-
Zinc	-	75.1%
Smelter Payables		
Silver	96%	66%
Gold	92%	56%
Lead	94%	-
Zinc	-	84%

First ten years of mine life

Source: Escobal Feasibility Study 2014, by M3 Engineering/Tucson, Arizona.

Escobal Feasibility: Concentrate Details

	Lead Concentrate	Zinc Concentrate
Annual Concentrate	22,800 tonnes/year	25,900 tonnes/year
Concentrate Grade-Silver	25,300 g/t	780 g/t
Concentrate Grade-Gold	15 g/t	Nil
Concentrate Grade-Lead	41%	-
Concentrate Grade-Zinc	-	52%
Treatment Charges	$270/dmt	$275/dmt
Refining Charges-Silver	$1.13/oz	-
Refining Charges-Gold	$6.65/oz	-
Freight	$139/dmt	$277/dmt

First ten years of mine life

Source: Escobal Feasibility Study 2014, by M3 Engineering/Tucson, Arizona.

Efficient Mining Methods



Ball Mill - 4500 tpd Capacity



Lead Flotation Circuit



Concentrate Filtration



Escobal Process Flowsheet



FROM MINE
MILL FEED
CRUSHING
GRINDING
LEAD FLOTATION
TAILING DEWATERING
ZINC FLOTATION
LEAD REGRIND
DRY STACKING
PASTE BACKFILL PLANT
TO MINE
ZINC REGRIND
LEAD CONCENTRATE DEWATERING
ZINC CONCENTRATE DEWATERING
ZINC CONCENTRATE TO MARKET
LEAD CONCENTRATE TO MARKET